NO ACT

PE
1-22-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

09038732

Received SEC
MAR 12 2009
Washington, DC 20549

March 12, 2009

Ethan A. Klingsberg
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-09

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 22, 2009

Dear Mr. Klingsberg:

This is in response to your letters dated January 22, 2009 and January 28, 2009 concerning the shareholder proposal submitted to IPG by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 27, 2009, February 5, 2009 and March 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 12, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Interpublic Group of Companies, Inc.
Incoming letter dated January 22, 2009

The proposal asks the board to take the steps necessary consistent with state law to amend the bylaws and each appropriate governing document to give holders of 10% of IPG's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

We are unable to concur in your view that IPG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that IPG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 The Interpublic Group of Companies, Inc. (IPG)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds particularly with italicized text to the January 22, 2009 no action request and January 28, 2009 supplement. The Honeywell International Inc. (January 15, 2009) rule 14a-8 proposal text may be relevant:

Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

The above text is similar to the text of the rule 14a-8 proposal to IPG:

[IPG: Rule 14a-8 Proposal, November 28, 2008, Modified December 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary consistent with state law to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)

FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The company i-10 objection is regarding action it took 5-months before this proposal was submitted. The company has cited no precedent on this proposal topic which allowed a proposal to be excluded due to less than complete implementation that occurred months before the rule 14a-8 proposal was submitted.

The company i-10 objection in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (333 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. The company has provided no expert opinion that the current largest holders of company stock would typically be active in calling for a special meeting. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 333 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced. However the dispersed ownership issue was considered in Honeywell International Inc. (January 15, 2009), Home Depot, Inc. (January 21, 2009) and Allegheny Energy, Inc. (January 15, 2009) in which there was no i-10 concurrence for these companies although it was requested.

Additionally, the Honeywell International proposal may be the first such proposal scheduled for a vote of the 10% threshold after a 25% threshold was adopted by a company. If shareholders give significant support for the 10% threshold at Honeywell in 2009 this would be a strong indication that a 25% threshold does not implement a 10% threshold. Arguably a 25% threshold should not be allowed to implement a 10% threshold until there is at least a shareholder-voting track record that would show that a 10% proposal obtains a minuscule vote after a 25% threshold is in place.

The company claims that it would not take many IPG institutional stockholders to reach a 25% threshold but does not give one example of its large institutional holders ever calling for a special meeting at another company.

The company provides a table with 8 companies where shareholders purportedly called for a special meeting during a 12-year period. Since one of these companies now has a listed price of one-penny (Argonaut Technologies) the pool from which these 8 companies were picked from could include thousand of companies to yield less than one company a year. This could lead to the statistical conclusion that under the current IPG 25% threshold, one could expect one special IPG meeting in 1,000 years to 10,000 years.

The first sentence of the rule 14a-8 proposal to IPG contains many of the same words as the proposal in Honeywell International Inc. (January 15, 2009). Yet the company claims that the rule 14a-8 proposal to IPG is more like the proposals to Borders and Allegheny Energy which do not share any of the same words compared to the IPG proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Nicholas Camera <Nick.Camera@interpublic.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 The Interpublic Group of Companies, Inc. (IPG)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the January 22, 2009 no action request and January 28, 2009 supplement. The Honeywell International Inc. (January 15, 2009) rule 14a-8 proposal text may be relevant:

Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings.

The above text is similar to the text of the rule 14a-8 proposal to IPG:

[IPG: Rule 14a-8 Proposal, November 28, 2008, Modified December 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary consistent with state law to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi

The company i-10 objection in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (333 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. The company has provided no expert opinion that the current largest holders of company stock would typically be active in calling for a special meeting. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 333 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced. However the dispersed ownership issue was considered in Honeywell International Inc. (January 15, 2009), Home Depot, Inc. (January 21, 2009) and Allegheny Energy, Inc. (January 15, 2009) in which there was no i-10 concurrence for these companies although it was requested.

Additionally, the Honeywell International proposal may be the first such proposal scheduled for a vote of the 10% threshold after a 25% threshold was adopted by a company. If shareholders give significant support for the 10% threshold at Honeywell in 2009 this would be a strong indication that a 25% threshold does not implement a 10% threshold. Arguably a 25% threshold should not be allowed to implement a 10% threshold until there is at least a shareholder-voting track record that would show that a 10% proposal obtains a minuscule vote after a 25% threshold is in place.

The company claims that it would not take many IPG institutional stockholders to reach a 25% threshold but does not give one example of its large institutional holders ever calling for a special meeting at another company.

The company provides a table with 8 companies where shareholders purportedly called for a special meeting during a 12-year period. Since one of these companies now has a listed price of one-penny (Argonaut Technologies) the pool from which these 8 companies were picked from could include thousand of companies to yield less than one company a year. This could lead to the statistical conclusion that under the current IPG 25% threshold, one could expect one special IPG meeting in 1,000 years to 10,000 years.

The first sentence of the rule 14a-8 proposal to IPG contains many of the same words as the proposal in Honeywell International Inc. (January 15, 2009). Yet the company claims that the rule 14a-8 proposal to IPG is more like the proposals to Borders and Allegheny Energy which do not share any of the same words compared to the IPG proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Nicholas Camera <Nick.Camera@interpublic.com>

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

Writer's Direct Dial: (212) 225-2588
E-Mail: eklingsberg@cgsh.com

January 28, 2009

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

E-Mail: shareholderproposals@sec.gov

Re: The Interpublic Group of Companies, Inc.: Notice of Intention to Omit Stockholder Proposal Submitted by Mr. Kenneth Steiner

Ladies and Gentlemen:

We submitted a letter on behalf of The Interpublic Group of Companies, Inc., a Delaware corporation (the "Company" or "IPG") on January 22, 2009 (the "No-Action Relief Request") requesting no-action relief with respect to the Company's intention to omit a stockholder proposal (the "Proposal") submitted by Mr. Kenneth Steiner, and represented by Mr. John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2009 annual meeting of stockholders (the "2009 Proxy Materials"). The Proposal, in pertinent part, requests that the Company's stockholders adopt a resolution urging IPG's board of directors to amend the Company's By-laws to give holders of 10% of IPG's common stock the power to call a special meeting.

This letter is submitted on behalf of IPG in response to the letter submitted by the Proponent on January 27, 2009 (the "Proponent's Response"). For the reasons set forth below, in addition to the reasons originally stated in the No-Action Relief Request, we respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Company omits the Proposal.

I. *The Proposal Only Needs to Be Substantially Implemented to Qualify for Omission.*

As discussed more fully in the No-Action Relief Request, a stockholder proposal can be omitted in accordance with Rule 14a-8(i)(10) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended, if the Company "has already substantially implemented the proposal." In the Proponent's Response, the Proponent incorrectly argues that the Company's basis for omission is that, with respect to the ability of the Company's stockholders to be able to call a special meeting, a 25% threshold is the same as a 10% threshold. The No-Action Relief Request neither argues, nor does it need to argue to be successful, that the two thresholds are the same. Rather, the argument made is that Section 2.02 of the Company's By-laws, which allows for a special meeting to be called upon the request of 25% of the Company's stockholders without any restrictions or other pre-conditions of any kind, substantially implements the essential objective of the Proposal: giving the Company's stockholders a meaningful opportunity to call a special meeting. The No-Action Relief Request discusses in detail no-action relief previously granted by the Staff that applies the Staff's longstanding views regarding the application of the Rule's substantial implementation standard. The application of those views to the Proposal would allow for its omission from the Company's 2009 Proxy Materials. The Proponent's Response makes no attempt to distinguish the favorable precedents cited from the facts and circumstances of the instant case.

II. *The Company's By-Laws Already Provide a Meaningful Opportunity for the Company's Stockholders to be Able to Call a Special Meeting.*

The Proponent's Response makes two distinct but interrelated arguments about the ability of the Company's stockholders to meet the 25% threshold: (1) that stockholders who hold a small percentage of the Company's stock are unable to call a special meeting and (2) that the Company's dispersed ownership prevents the 25% threshold currently in place from being met.

As for the Proponent's first argument, the Proposal does not call for any one stockholder to have the ability to call a special meeting on its own. The essential objective of the proposal is to provide the stockholders of the Company, as a whole, with a meaningful opportunity to call a special meeting. The potential disruption to the operations of the Company caused by any one stockholder being able to call a special meeting, no matter how small a percentage of the Company such stockholder owns, would be monumental. As discussed in the No-Action Relief Request, the Company's board of directors, taking a spectrum of factors into account, has decided that it is in the best interests of the Company and its stockholders to implement a 25% threshold. Such threshold balances the interests of the stockholders of the Company in permitting IPG to be able to function without disruption, on the one hand, and the interests of the stockholders of the Company in calling special meetings, on the other hand.

With respect to the Proponent's second argument, IPG's stockholder profile is especially concentrated and consists almost entirely of institutional investors (103% according to the attachment to the Proponent's Response). The Proponent seizes on a report that there are 333 institutions that hold the Company's shares. But this is a misleading and irrelevant data point as the key point is that most of the Company's stockholders are institutional holders – entities that are, in contrast to retail holders, very easy to contact and very responsive to requests for designations to call a special meeting. Moreover, as detailed in the current Thomson institutional ownership report for IPG, showing the top institutional holders of the Company's common stock (attached hereto as Exhibit A), IPG has a very concentrated ownership. In contrast to the companies mentioned in the Proponent's Response, it would not take many IPG stockholders to reach the 25% threshold.

The best proof of the meaningfulness of the 25% threshold is the falsity of Proponent's suggestion that there is no evidence that stockholders representing 25% or more of the outstanding shares of a public company are able to band together to call a special meeting. Contrary to the Proponent's erroneous belief, special meetings of stockholders have been successfully called at a number of public companies with the support of holders of 25% or more of such companies' outstanding shares. As shown in the table below, stockholders holding in excess of 25% of the common stock at each of the public companies listed were able to successfully call a special meeting, against the wishes of each company's management and board, despite the public companies in question having a dispersed stockholder base.

Name of Company	Year	% of Stockholders Calling for Special Meeting	No. of 5%+ Stockholders*	Largest Stockholder*
LNB Bancorp, Inc.	2007	29%	2	7.4%
Modern City Entertainment Inc.	2007	51%	7	9.9%
Longview Fibre Company	2006	55%	2	8.5%
Argonaut Technologies, Inc.	2004	30%	1	23.2%
Goldtech Mining Corporation	2004	34%	1	17.7%
Central Pacific Financial Corp.	2003	27%	3	10.4%
Rexene Corporation	1997	58%	1	10.1%
Shoney's, Inc.	1997	42%	3	8.8%

* Taken from the companies' most proximate public filing with the SEC containing beneficial ownership information prior to the calling of the special meeting.

Given the success that the stockholders in these companies had in gathering the support of holders of greater than 25% of the companies' common stock in order to call a special meeting, and taking into account the unique nature and concentration of IPG's stockholder base, the Company's current By-laws give IPG's stockholders a very meaningful opportunity to call a special meeting, substantially implementing the essential objective of the Proposal.

In addition, the Proponent criticizes the Company for not providing evidence of the stockholders of the Company planning to be active in calling for special meetings. This criticism is unfounded as the Proposal does not call for the stockholders of the Company to become more active in exercising their right to call special meetings; it merely addresses the ability of the stockholders to have a meaningful opportunity to call a special meeting. As discussed above, IPG's stockholders currently have a meaningful opportunity to call a special meeting whether or not they choose to utilize that opportunity.

III. *Recent No-Action Decisions Address a Different Proposal than the IPG Proposal*

The Staff has recently denied relief under the Rule to companies that have submitted no-action relief requests with respect to omitting proposals similar to the Proposal. *See Home Depot, Inc.* (avail. Jan. 21, 2009); *Allegheny Energy, Inc.* (avail. Jan. 15, 2009); *Honeywell International Inc.* (avail. Jan. 15, 2009). It is important to note that the proposals considered in each of these requests differ from the Proposal. The proposals in each of the aforementioned requests, in pertinent part, read:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

It is the above language contained in these proposals that the Staff has found not to be excludable under the Rule. The Proposal to the Company does not contain the second sentence found in these other three proposals; a sentence that brings those proposals outside the realm of the Staff's previous decisions cited in the No-Action Relief Request. The second sentence addresses a key provision – requiring that the By-laws not only adopt a 10% threshold, but also adopt a By-law that is free of exceptions and exclusions applicable "only to shareowners but not to management and/or the board." Without this latter component (i.e., the omission of exception and exclusion conditions applicable to stockholders but not insiders), a 10% threshold By-law would have a much different impact and overall nature. In contrast, the Proposal here contains no reference whatsoever to the need for the 10% threshold to be free of these types of exception and exclusion conditions and only references the language previously found to be substantially implemented under the Rule given the current ability of the Company's stockholders to call a special meeting upon the request of the holders of 25% of the Company's common stock. The language in the Proposal, in contrast to the expanded and fundamentally more shareholder-protective proposals received in the three instances cited above, thus falls squarely within the four corners of the precedents set forth in the No-Action Relief Request, particularly the Staff's decisions in *Borders Group, Inc.* (avail. Mar. 11, 2008) and *Allegheny Energy, Inc.* (avail. Feb. 19, 2008).

* * *

For the reasons stated above, as well as the reasons stated in the No-Action Relief Request, we request that the Staff concur with the Company's view that the Proposal can be omitted from its 2009 Proxy Materials pursuant to the Rule. If you have any questions or require additional information concerning this matter, please do not hesitate to call my colleague, Neil Markel, at (212) 225-2735 or me at (212) 225-2588 or email Neil at nmarkel@cgsh.com or me at eklingsberg@cgsh.com.

Sincerely,

Ethan A. Klingsberg

Attachments

cc: Nicholas J. Camera, Esq., The Interpublic Group of Companies, Inc.
Robert J. Dobson, Esq., The Interpublic Group of Companies, Inc.
Mr. John Chevedden
Neil R. Markel, Esq., Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Institutional Investor Ownership Report

January 28, 2009

Rank	Institution	Filing Date	Position	% O/S	Cum % O/S
1	Dodge & Cox	Sep 30, 2008	41,369,750	8.68%	8.68%
2	Fidelity Management & Research	Sep 30, 2008	34,634,205	7.27%	15.95%
3	Ariel Investments, LLC	Sep 30, 2008	26,236,560	5.51%	21.45%
4	UBS Global Asset Management (Americas), Inc.	Dec 31, 2008	24,914,600	5.23%	26.68%
5	Hotchkis and Wiley Capital Management, LLC	Sep 30, 2008	24,889,210	5.22%	31.91%
6	Lord, Abbett & Co. LLC	Sep 30, 2008	24,307,479	5.10%	37.01%
7	Vanguard Group, Inc.	Sep 30, 2008	19,199,989	4.03%	41.04%
8	TCW Asset Management Company	Sep 30, 2008	17,554,081	3.68%	44.72%
9	State Street Global Advisors (US)	Sep 30, 2008	15,122,011	3.17%	47.89%
10	Cambiar Investors LLC	Dec 31, 2008	14,519,077	3.05%	50.94%
11	Barclays Global Investors, N.A.	Sep 30, 2008	14,022,903	2.94%	53.88%
12	Newton Investment Management Ltd.	Sep 30, 2008	13,517,214	2.84%	56.72%

Rank	Institution	Filing Date	Position	% O/S	Cum % O/S
13	Invesco Aim Management Group, Inc.	Sep 30, 2008	12,684,973	2.66%	59.38%
14	UBS Global Asset Management (Switzerland)	Dec 31, 2008	12,177,192	2.56%	61.94%
15	Pioneer Investment Management, Inc.	Sep 30, 2008	9,366,285	1.97%	63.90%
16	Analytic Investors, LLC	Sep 30, 2008	5,990,234	1.26%	65.16%
17	NWQ Investment Management Company, LLC	Sep 30, 2008	5,826,476	1.22%	66.38%
18	BNY Mellon Wealth Management	Sep 30, 2008	5,481,912	1.15%	67.53%
19	TIAA-CREF	Sep 30, 2008	5,296,901	1.11%	68.64%
20	Norges Bank	Sep 30, 2008	5,283,562	1.11%	69.75%
21	Barclays Global Investors (UK) Ltd.	Sep 30, 2008	5,271,503	1.11%	70.86%
22	The Clark Estates Inc.	Sep 30, 2008	5,002,996	1.05%	71.91%
23	Sterling Capital Management, LLC	Sep 30, 2008	4,807,247	1.01%	72.92%

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 The Interpublic Group of Companies, Inc. (IPG)
Rule 14a-8 Proposal by Kenneth Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the January 22, 2009 no action request regarding this rule 14a-8 proposal by Kenneth Steiner with the following text and in particular addressing the i-10 objection toward the conclusion in which Honeywell International Inc. (January 15, 2009) may be relevant:

[IPG: Rule 14a-8 Proposal, November 28, 2008, Modified December 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary consistent with state law to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The company i-10 objection in effect claims that 25% of shareholders is the same as 10% of shareholders in the right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (333 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. The company has provided no expert opinion that the current largest holders of company stock would typically be active in calling for a special meeting. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 333 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced. However the dispersed ownership issue was considered in Honeywell International Inc. (January 15, 2009), Home Depot, Inc. (January 21, 2009) and Allegheny Energy, Inc. (January 15, 2009) in which there was no i-10 concurrence for these companies although it was requested.

Additionally, the Honeywell International proposal may be the first such proposal scheduled for a vote of the 10% threshold after a 25% threshold was adopted by a company. If shareholders give significant support for the 10% threshold at Honeywell in 2009 this would be a strong indication that a 25% threshold does not implement a 10% threshold. Arguably a 25% threshold should not be allowed to implement a 10% threshold until there is at least a shareholder-voting track record that would show that a 10% proposal obtains a minuscule vote after a 25% threshold is in place.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Nicholas Camera <Nick.Camera@interpublic.com>

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
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January 22, 2009

VIA E-MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

E-Mail: shareholderproposals@sec.gov

Re: The Interpublic Group of Companies, Inc.: Notice of Intention to Omit Stockholder Proposal Submitted by Mr. Kenneth Steiner

Ladies and Gentlemen:

On behalf of The Interpublic Group of Companies, Inc., a Delaware corporation (the "Company" or "IPG"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and following the guidance found in Staff Legal Bulletin No. 14D (Nov. 7, 2008), we are electronically submitting this letter regarding the stockholder proposal (the "Proposal") submitted by Mr. Kenneth Steiner, and represented by Mr. John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2009 annual meeting of stockholders (the "2009 Proxy Materials").

The Proposal is attached hereto as Exhibit A. The Proposal, in pertinent part, requests that IPG stockholders adopt the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary consistent with state law to amend our bylaws and each appropriate governing document to give holders of 10% of our

> outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

Prior correspondence from the Proponent regarding the Proposal is attached hereto as Exhibit B.

For the reasons set forth below, we intend to omit the Proposal from the Company's 2009 Proxy Materials. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal. Pursuant to Rule 14a-8(j), we are submitting this letter to the Commission no later than eighty calendar days before the Company intends to file its 2009 Proxy Materials with the Commission and we are sending a copy of this letter by email to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2009 Proxy Materials.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented.

I. *A Proposal Need Only Be Substantially Implemented, Not Fully Effected.*

Exchange Act Rule 14a-8(i)(10) (the "Rule") permits the Company to omit a stockholder proposal if the Company "has already substantially implemented the proposal." The stated purpose of the predecessor to the current Rule was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976). In 1983, the Commission changed its interpretive position regarding the predecessor to the current Rule and began requiring that proposals only be "substantially implemented" rather than "fully effected" in order to qualify for omission. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983). The 1998 proxy rule amendments reaffirmed the Commission's revised position by amending the Rule to include the "substantially implemented" standard in the text of the Rule. *See* Exchange Act Release No. 34-40018 at n. 30 and accompanying text (May 21, 1998).

The Staff has consistently found that "a determination that [a company] has substantially implemented [a] proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Differences between a company's actions and a stockholder's proposal are permitted so long as the company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g., ConAgra Foods Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Masco Corp.* (avail. Mar. 29, 1999).

II. *The Company's By-laws Give Its Stockholders a Meaningful Right to Call a Special Meeting.*

By way of background, prior to July 24, 2008, the Company's By-laws allowed the "holders of a majority of the outstanding shares of all classes of capital stock entitled to vote thereat" to call special meetings of its stockholders. The Proponent has previously submitted two stockholder proposals (the "Prior Proposals") that were included in the Company's 2007 and 2008 proxy materials seeking to request that the Company amend its By-laws to "give holders of 10% ... the power to call a special shareholder meeting." The Prior Proposals (attached hereto as Exhibit C) did not receive support from a majority of the votes cast on the proposals at the Company's 2007 and 2008 annual meetings of stockholders.

On July 24, 2008, the Company's board of directors, after review, discussion and analysis of the Prior Proposals and the results of the two stockholder votes on the proposals, determined that it was in the best interests of the Company and its stockholders to amend the Company's By-laws to give "the holders of no less than 25% of the outstanding shares of all classes of capital stock entitled to vote thereat" the right to call special meetings of stockholders (the "By-law Amendment"). The board of directors of the Company expressly decided not to include any other restrictions of any kind, such as those discussed in *CSX Corp.* (avail. Mar. 13, 2008) and *AMN Healthcare Servs., Inc.* (avail. Dec. 30, 2008), on the ability of these "holders of no less than 25% of the outstanding shares" to call a special meeting.

In connection with its adoption of the By-law Amendment's 25% threshold, the board of directors of the Company specifically considered that the Staff has regularly granted no action relief to permit the exclusion of "right to call a special meeting proposals" when the registrant has a 25% threshold specified in its By-laws and does not impose any other restrictions, such as those discussed in *CSX* and *AMN Healthcare*. The board of directors of the Company understood that the Proponent favored a 10% threshold, as indicated by the Prior Proposals. The board deemed 25% to be a reasonable threshold that substantially implemented the Proponent's favored 10% threshold in view of:

- The concentrated stockholder profile of the Company, which makes it relatively easy for a small number of stockholders to reach the 25% threshold (e.g., any three of the top five holders exceed 25%); and
- The Staff's strong record of no-action relief under the Rule when companies adopt 25% thresholds.

The By-law Amendment was made public and filed with the Commission by the Company in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. A copy of the Company's current By-laws is attached hereto as Exhibit D.

III. *The By-law Amendment Substantially Implements the Proposal.*

The Staff has previously found that By-laws similar to the By-law Amendment satisfactorily address the underlying concerns of proposals similar to the Proposal and that those similar proposals were thus excludable from the proxy statement under the Rule. In *Borders Group, Inc.* (avail. Mar. 11, 2008), the proposal submitted by Mr. William Steiner sought amendments to the company's By-laws providing for "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." The state corporate law applicable to Borders Group permitted the standard to be even lower than 10%. *See* Section 403 of the Business Corporation Act of the State of Michigan (permitting the By-laws of a

Michigan corporation, such as Borders Group, to specify any minimum ownership threshold for shareholders to call a special meeting without limitation on how low the minimum threshold may be and providing that, "for good cause shown" (i.e., under limited circumstances), a court may enforce the right of "holders of not less than 10% of all the shares entitled to vote at a meeting" to call a special meeting). Notwithstanding the fact that Mr. Steiner's proposal to Border's Group called for the By-laws to specify a lower standard than 25%, the Staff concurred that the proposal was excludable under the Rule in light of the company's earlier adoption of a By-law permitting holders of at least 25% of the company's common stock to call a special meeting of stockholders.

Similarly, in *Allegheny Energy, Inc.* (avail. Feb. 19, 2008), the Staff permitted the exclusion of a proposal made by Mr. David A. Peterson calling for an amendment to the company's By-laws which, as in *Borders Group*, imposed "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." The state corporate law applicable to Allegheny Energy also permitted the standard to be even lower than 10%. *See* Section 2-502(d) of the General Corporation Law of the State of Maryland (permitting the threshold to be set in the By-laws, with no minimum required threshold specified). Still, the Staff agreed with the company's assertion that the previous amendment to its By-laws allowing holders of 25% of its common stock to call a special meeting was sufficient to allow for omission of the proposal under the Rule.

Consistent with the Staff's longstanding application of the Rule, the essential objective of the proponent's proposal in each of *Borders Group* and *Allegheny Energy* was satisfied by implementation of a By-law permitting the holders of 25% of the company's common stock to call a special meeting of stockholders: the stockholders of the company were provided with a meaningful opportunity to call a special meeting.

The specific circumstances of the Company make it especially clear how a 25% threshold provides a meaningful opportunity for its stockholders to call a special meeting. According to the Company's proxy materials for the 2008 annual meeting of stockholders filed on Schedule 14A, five stockholders (none of whom is an insider) beneficially own 48% of the Company's outstanding common stock and any three of these five stockholders taken together beneficially own in excess of 25% of the Company's outstanding common stock. In an environment where a small number of funds hold such large blocks of stock, where all it takes is a mere three stockholders to reach the 25% threshold, there can be no doubt that a 25% threshold provides a very meaningful opportunity to call a special meeting.

The Staff reached the same result in *3M Co.* (avail. Feb. 27, 2008), wherein the proposal called for the holders of a reasonable percentage of 3M's common stock to have the power to call a special meeting of stockholders, with the proposal specifically favoring 10% to be set as the minimum ownership threshold. In response to the proposal, the company determined to approve, prior to the stockholders' meeting, a By-law amendment permitting stockholders holding at least 25% of its outstanding common stock to call a special meeting. The Staff concurred that the proposed By-law amendment, with a 25% minimum ownership threshold, would substantially implement the proposal despite the fact that the proposal expressly favored a 10% threshold. *See also Johnson & Johnson* (avail. Feb. 19, 2008).

In addition, in an analogous line of no-action letters concerning stockholder rights plans, the Staff, under the Rule, allowed exclusion of stockholder proposals requesting that any future stockholder rights plan be put to a stockholder vote "as soon as possible" or "practicable" or "within 4-months" where the company already had a policy or By-law in place that required a stockholder vote on any future rights plan within one year of its adoption. *See Honeywell Int'l Inc.* (avail. Jan. 31, 2007); *Sun Microsystems, Inc.* (avail. Sept. 12, 2006); *Gen. Motors Corp.* (avail. Apr. 5, 2006); *Tiffany & Co.* (avail. Mar. 14, 2006); *Home Depot, Inc.* (avail. Mar. 7, 2005). In addressing the proposals, the Staff consistently concurred that there is no meaningful difference between holding the stockholder vote "as soon as possible," as would have been required under the Honeywell proposal, and "within one year," as the Honeywell By-laws provided, or "within 4-months," as the Home Depot proposal sought, and "within one year," as the Home Depot policy statement provided. Indeed, the one-year period that the Staff accepted in *Home Depot* as substantially implementing the four-month proposal is proportional to the relation that the Company's current 25% threshold bears to the 10% threshold specified in the Proposal.

Since the essential objective of the Proposal and By-law Amendment – giving the stockholders of the Company a meaningful opportunity to call a special meeting – is identical, the Company has already substantially implemented the Proposal. Based on the Staff's positions cited above, particularly its positions in *Borders Group* and *Allegheny Energy*, which permitted the exclusion under the Rule of special meeting proposals that called for the adoption of By-laws placing no restriction on the right of stockholders to call special meetings where the companies had By-laws requiring a 25% ownership threshold to be met in place, the Company believes that the Proposal may be omitted from its 2009 Proxy Materials. To require stockholders to vote on the Proposal would clearly defeat the purpose of the Rule, to avoid votes on matters as to which the Company has favorably acted. In the instant case, the Company has favorably acted and the Proposal should thus be excludable as substantially implemented under Rule 14a-8(i)(10).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2009 Proxy Materials. If you have any questions or require additional information concerning this matter, please do not hesitate to call my colleague, Neil Markel, at (212) 225-2735 or me at (212) 225-2588 or email Neil at nmarkel@cgsh.com or me at eklingsberg@cgsh.com.

Sincerely,

Ethan A. Klingsberg

Attachments

cc: Nicholas J. Camera, Esq., The Interpublic Group of Companies, Inc.
Robert J. Dobson, Esq., The Interpublic Group of Companies, Inc.
Mr. John Chevedden
Neil R. Markel, Esq., Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael Roth
Chairman
The Interpublic Group of Companies, Inc. (IPG)
1114 Avenue of the Americas
New York, NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

MODIFIED DEC. 23, 2008

MODIFIED DEC. 29, 2008

Rule 14a-8 Proposal

Dear Mr. Roth,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Nicholas Camera <Nick.Camera@interpublic.com>
Corporate Secretary
PH: 212-704-1343
FX: 212-704-2236
Robert Dobson <rdobson@interpublic.com>
FX: (212) 704-2236

[JPG: Rule 14a-8 Proposal, November 28, 2008, Modified December 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary consistent with state law to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings which would include the topic of election of directors.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Michael Roth, who also had two outside directorships, was awarded 500,000 options in 2007. This large option award raised concerns over the link between executive pay and company performance. Small increases in the company's stock price, that are completely unrelated to management performance, can result in large financial awards.
- William Kerr, who received our 21% in against votes and served on our audit and executive pay committees, also served on two boards rated "D" by The Corporate Library: Whirlpool (WHR) and Meredith (MDP).
- John Greeniaus, who received our 21% in our against votes also served on our audit and executive pay committees in addition to the D-rated PRIMEDIA (PRM) board.
- Jill Considine and Reginald Brack, who received our most against votes of 22% and 26%, each served on our executive pay and nomination committees.
- Against votes of 21% or higher were about 8-times the against votes received by some of our other directors who received less than 3% in against votes.
- We had no shareholder right to:
  - Cumulative voting.
  - To call a special meeting.
  - To vote on executive pay
  - An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael Roth
Chairman
The Interpublic Group of Companies, Inc. (IPG)
1114 Avenue of the Americas
New York, NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

Rule 14a-8 Proposal

Dear Mr. Roth,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — 10-9-08
Date

cc: Nicholas Camera <Nick.Camera@interpublic.com>
Corporate Secretary
PH: 212-704-1343
FX: 212-704-2236
Robert Dobson <rdobson@interpublic.com>
FX: (212) 704-2236

[JPG: Rule 14a-8 Proposal, November 28, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Michael Roth, who also had two outside directorships, was awarded 500,000 options in 2007. The large size of this option award raised concerns over the link between executive pay and company performance given that small increases in the company's share price (which can be completely unrelated to management performance) can result in large financial awards.
- William Kerr, who received our 21% in withheld (no) votes and served on our audit and executive pay committees, also served on two boards rated "D" by The Corporate Library: Whirlpool (WHR) and Meredith (MDP).
- John Greeniaus, who received our 21% in our withheld (no) votes also served on our audit and executive pay committees in addition to the D-rated PRIMEDIA (PRM) board.
- Jill Considine and Reginald Brack, who received our most withheld votes of 22% and 26%, each served on our executive pay and nomination committees.
- Withheld votes of 21% or higher were about 8-times the withheld votes received by some of our other directors who received less than 3% in withheld votes.
- We had no shareholder right to:
  - Cumulative voting.
  - To call a special meeting.
  - To vote on executive pay
  - An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael Roth
Chairman
The Interpublic Group of Companies, Inc. (IPG)
1114 Avenue of the Americas
New York, NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

MODIFIED DEC. 23, 2008

Rule 14a-8 Proposal

Dear Mr. Roth,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Nicholas Camera <Nick.Camera@interpublic.com>
Corporate Secretary
PH: 212-704-1343
FX: 212-704-2236
Robert Dobson <rdobson@interpublic.com>
FX: (212) 704-2236

[IPG: Rule 14a-8 Proposal, November 28, 2008, Modified December 23, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings consistent with state law.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Statement of Kenneth Steiner

Fidelity and Vanguard supported a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds also favored this right. The Corporate Library and Governance Metrics International have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in executive pay.
- Michael Roth, who also had two outside directorships, was awarded 500,000 options in 2007. This large option award raised concerns over the link between executive pay and company performance. Small increases in the company's stock price, that are completely unrelated to management performance, can result in large financial awards.
- William Kerr, who received our 21% in against votes and served on our audit and executive pay committees, also served on two boards rated "D" by The Corporate Library: Whirlpool (WHR) and Meredith (MDP).
- John Greeniaus, who received our 21% in our against votes also served on our audit and executive pay committees in addition to the D-rated PRIMEDIA (PRM) board.
- Jill Considine and Reginald Brack, who received our most against votes of 22% and 26%, each served on our executive pay and nomination committees.
- Against votes of 21% or higher were about 8-times the against votes received by some of our other directors who received less than 3% in against votes.
- We had no shareholder right to:
  - Cumulative voting.
  - To call a special meeting.
  - To vote on executive pay
  - An independent Board Chairman

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

DJF
DISCOUNT BROKERS

Date: 23 Dec 08

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07-16 held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1600 shares of Interpublic Group Cos; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/10/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 12-29-08	# of pages ▶
To Nicholas Camera	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # FISMA & OMB Memorandum M-07-16	
Fax # 212-704-2236	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit C

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael Roth
Chairman
The Interpublic Group of Companies, Inc. (IPG)
1114 Avenue of the Americas
New York, NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

Rule 14a-8 Proposal

Dear Mr. Roth,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner 10/29/06

cc: Nicholas Camera
Corporate Secretary
Phone: 212 399-8000
FX: 212-704-2236

[Rule 14a-8 Proposal, December 12, 2006]
3 – Special Shareholder Meetings

RESOLVED, shareholders ask our board of directors to amend our bylaws to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Thus this proposal asks our board to amend our bylaws to establish a process by which holders of 10% of our outstanding common shares may demand that a special meeting be called. The corporate laws of many states provide that holders of 10% of shares may call a special meeting.

Currently a 51%-vote is required for us to call a special meeting.

Prominent institutional investors and organizations support a shareholder right to call a special meeting. Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor preserving this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings. This topic also won 65% support of JPMorgan Chase & Co. (JPM) shareholders at the 2006 JPM annual meeting.

It is important to take a step forward and support this one proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library http://www.thecorporatelibrary.com/, an independent investment research firm, rated our company "Very High Concern" in Accounting.
- The Corporate Library lowered its the overall Rating for Interpublic from B to C, due to our continued inability to comply with Section 404 of Sarbanes-Oxley.
- We had no Independent Chairman – Independent oversight concern.
- We had two inside directors and one director with a potentially compromising non-director link to our company – Independence concerns.

- Our directors also served on 3 boards rated D by The Corporate Library:

1) Mr. Bell	Warnaco Group (WRNC)	D-rated
	DHB Industries	D-rated
2) Mr. Kerr	Meredith Corp. (MDP)	D-rated

- Mr. Kerr was also appointed in 2006 to serve on our Audit Committee and Compensation Committee.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes to enable shareholders to call for:

Special Shareholder Meetings
Yes on 3

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting and the proposal will be properly presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

JAN 02 2008

12-27-07 UPDATE

Mr. Michael Roth
Chairman
The Interpublic Group of Companies, Inc. (IPG)
1114 Avenue of the Americas
New York, NY 10036
Phone: 212 704-1200
Fax: 212 704-1201

Rule 14a-8 Proposal

Dear Mr. Roth,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10/27/07
Date

cc: Nicholas Camera
Corporate Secretary
Phone: 212 399-8000
FX: 212-704-2236

[IPG: Rule 14a-8 Proposal, December 11, 2007, Updated December 28, 2007]

3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareholder meeting, in compliance with applicable law.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic also averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Subsequently Honeywell said in a news release that it would adopt this proposal topic.

Kenneth Steiner, Great Neck, NY said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm, rated our company "High Concern" in Accounting.
- The Corporate Library lowered its the overall Rating for Interpublic due to our Board's continued inability to comply with Sarbanes-Oxley Section 404.
- We did not have an Independent Chairman to oversee our CEO.
- Our CEO Mr. Roth had time for two outside directorships.

Additionally:

- Our directors also held 4 board seats on boards rated D by The Corporate Library:

1) Mr. Bell	PRIMEDIA (PRM)
	Point Blank (DHBT.PK)
2) Mr. Greeniaus	PRIMEDIA (PRM)
3) Mr. Kerr	Meredith Corp. (MDP)

- Mr. Greeniaus and Mr. Kerr each served on our audit and executive pay committees.
- Mr. Brack and Mr. Samper (with 17-years tenure) each received our double-digit withheld votes in 2007.

The above concerns shows there is need for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –

Yes on 3

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit D

BY-LAWS

of

THE INTERPUBLIC GROUP OF COMPANIES, INC.

Incorporated under the Laws of the
State of Delaware

As amended through July 24, 2008

Table of Contents

Page

ARTICLE 4
COMMITTEES

ARTICLE 5
OFFICERS

ARTICLE 6
INDEMNIFICATION

BY-LAWS
OF
THE INTERPUBLIC GROUP OF COMPANIES, INC.

ARTICLE 1

Offices

SECTION 1.01 *Registered Office.* The registered office of the Corporation is located in the City of Dover, County of Kent, State of Delaware.

SECTION 1.02 *Other Offices.* The Corporation may establish or discontinue such other offices, including its principal place of business, at such places within or without the State of Delaware as the Board of Directors may from time to time appoint or the business of the Corporation may warrant.

ARTICLE 2

Stockholders

SECTION 2.01 *Annual Meeting.* The annual meeting of stockholders shall be held on the third Tuesday of May in each year or at such other date as shall be determined by the Board of Directors. If any such day is a legal holiday, the annual meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefor, the Board of Directors shall cause the meeting to be held as soon as feasible thereafter and any elections held or other business transacted at such meeting shall be valid as if held or transacted on the date designated for the annual meeting.

SECTION 2.02 *Special Meetings.* Special meetings of the holders of any class or of all classes of the Corporation's capital stock may be called at any time by the Board of Directors, and shall be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the written request, stating the purposes of any such meeting, of a majority of the Board of Directors. Special meetings of the holders of all classes of the Corporation's capital stock entitled to vote thereat shall also be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the written request, stating the purpose or purposes of any such meeting, of the holders of no less than 25% of the outstanding shares of all classes of capital stock entitled to vote thereat. Special meetings shall be called by means of a notice as provided for in Section 2.04 hereof.

SECTION 2.03 *Place of Meetings.* All meetings of the stockholders shall be held at such place within or without the State of Delaware as shall be designated by the Board of Directors.

SECTION 2.04 *Notice of Meetings.* Written notice of each meeting of the stockholders, stating the date, hour, place and purpose or purposes thereof, shall be given, personally or by mail, to each stockholder entitled to vote at the meeting not less than ten or more than sixty days before the date of meeting. If mailed, such notice shall be deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

SECTION 2.05 *Organization.* The Chairman of the Board or, in his absence, the Co-Chairman of the Board (or, in his absence, the Chief Executive Officer or, in his absence, an officer specified by the Board of Directors) shall be chairman at all meetings of stockholders at which he is present, and as such chairman shall call such meetings to order and preside thereat. If these persons shall be absent from any meeting of stockholders, any stockholder or the proxy of any stockholder entitled to vote at the meeting may call it to order, and a chairman to preside thereat shall be elected by a majority of those present and entitled to vote.

SECTION 2.06 *Record Date.* (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed:

(i) The record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.

(ii) The record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, except that the record date for the determination of stockholders entitled to express consent to corporate action in writing without a meeting shall be determined in accordance with Section 2.06(b).

(b) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board of Directors or as otherwise established under this Section 2.06(b). Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary of the Corporation and delivered to the Corporation and signed by a stockholder of record, request that a record date be fixed for such purpose. The written notice must contain the information set forth in Section 2.06(c). Following receipt of the notice, the Board of Directors shall have ten (10) days to determine the validity of the request, and if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted. If the Board fails within ten (10) days after the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner prescribed by applicable Delaware law; except that, if prior action by the Board of Directors is required under the provisions of Delaware law, the record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) Any stockholder's notice required by Section 2.06(b) must describe the action that the stockholder proposes to take by consent. For each such proposal, every notice by a stockholder must state: (i)(A) as to each person, if any, whom the stockholder proposes to nominate for election or re-election or to elect as a director, all information relating to such person that would be required to be disclosed in a consent statement on Schedule 14A (or any successor provision) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") relating to solicitations of consents for the election of such person as a director as if such a consent statement were required, including such person's written consent to being named as a nominee and to serving as a director if elected, (B) the text of the proposal (including the text of any resolutions to be effected by consent and the language of any proposed amendment to the By-laws of the Corporation) (it being understood that any proposal to nominate or elect persons to the board shall be deemed a "proposal" for purposes of this Section 2.06), (C) the reasons for the proposal, (D) any material interest in the proposal held by the stockholder and any and all beneficial owner or owners, if any, on whose behalf the action is to be taken, and (E) any other information relating to the stockholder, such beneficial owner or owners, or the proposal that would be required to be disclosed in filings in connection with the solicitation of consents in favor of such proposal pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder (or any successor provision of the Exchange Act or the rules or regulations promulgated thereunder) as if such filings were required; and (ii) as to the stockholder giving the notice and the beneficial owner or owners, if any, on whose behalf the notice is given (A) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner or owners, (B) the class and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner or owners, (C) a description of all arrangements or understandings between such stockholder or such beneficial owner or owners, on the one hand, and any other person or persons, on the other hand, either regarding the proposed action by consent or regarding shares of capital stock of the Corporation, including any arrangement pursuant to any derivative instrument or arrangement that gives such stockholder or such beneficial owner or owners any direct or indirect pecuniary or economic interest in or voting control over any shares of capital stock of the Corporation, and (D) a representation as to whether the stockholder or any such beneficial owner or owners, if any, intends or is part of a group which intends to (1) deliver a proxy statement and/or consent solicitation statement to stockholders of at least the percentage of the Corporation's outstanding capital stock required to effect the action by consent either to solicit consents or to solicit proxies to execute consents, and/or (2) otherwise solicit proxies or consents from stockholders in support of the action to be taken by consent. The Corporation may require the stockholder requesting a record date for proposed stockholder action by consent to furnish additional information to the extent it may reasonably be required to determine the validity of the request for a record date.

SECTION 2.07 *List of Stockholders Entitled to Vote.* The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be opened to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 2.08 *Quorum.* Except as otherwise provided by law or by the Certificate of Incorporation, at any meeting of stockholders the presence, in person or by proxy, of the holders of a majority of the shares of stock of the Corporation entitled to vote at the meeting shall constitute a quorum for, and the votes of the holders of a majority of the shares so present shall be required for, the transaction of business. If a quorum is not present at any meeting of the stockholders, the holders of a majority of the shares of stock present in person or by proxy and entitled to vote may adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum is present. At any such adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called.

SECTION 2.09 *Adjourned Meeting.* Any meeting of stockholders, including a meeting at which a quorum is not present, may be adjourned to another time or place by the votes of the holders of a majority of the shares of stock of the Corporation present in person or by proxy and entitled to vote. Notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 2.10 *Order of Business.* The order of business at all meetings of stockholders shall be as determined by the chairman of the meeting.

SECTION 2.11 *Vote of Stockholders.* Except as otherwise provided by the Certificate of Incorporation, every stockholder of record, as determined pursuant to Section 2.06 hereof, shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of stock held by such stockholder on the record date. All elections of directors shall be by written ballot, but no vote on any other question upon which a vote of the stockholders may be taken need be by ballot unless the chairman of the meeting shall so decide or the holders of a majority of the shares of stock present in person or by proxy and entitled to participate in such vote shall so demand. In a vote by ballot each ballot shall state the number of shares voted and the name of the stockholder or proxy voting. Except as otherwise provided by law, by the Certificate of Incorporation or by Section 3.15 hereof, all elections of directors where the number of nominees exceeds the number of directors to be elected, i.e., "contested elections," shall be decided by the vote of the holders of a plurality of the shares of stock present in person or by proxy at the meeting and entitled to vote, and all other questions shall be decided by the vote of the holders of a majority of the shares of stock present in person or by proxy at the meeting and entitled to vote on the question, including the election of directors where the number of nominees does not exceed the number of directors to be elected, i.e., an "uncontested election." Incumbent directors running for reelection in an uncontested election who fail to receive the required vote shall, to the extent permitted by law, resign within 120 days after the election.

SECTION 2.12 *Proxies.* Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date unless the proxy provides for a longer period. A proxy acting for any stockholder shall be duly appointed by an instrument in writing subscribed by such stockholder.

ARTICLE 3

Board of Directors

SECTION 3.01 *Number.* The number of directors which shall constitute the whole Board shall be fixed from time to time by the stockholders or the Board of Directors. Such number shall be not less than three. Directors need not be stockholders.

SECTION 3.02 *Election and Term of Office.* Except as otherwise provided by law or by this Article 3 or by the Certificate of Incorporation, directors shall be elected at the annual meeting of stockholders and shall hold office until the next annual meeting of stockholders and until their successors are elected and qualify, or until they sooner die, resign or are removed as hereinafter provided.

SECTION 3.03 *General Powers.* The business, properties and affairs of the Corporation shall be managed by the Board of Directors.

SECTION 3.04 *Place of Meetings.* Meetings of the Board of Directors may be held at any place, within or without the State of Delaware.

SECTION 3.05 *Regular Meetings.* Regular meetings of the Board of Directors shall be held at such time as may be determined by resolution of the Board of Directors, and no notice shall be required for any regular meeting except as otherwise provided by Section 3.07 hereof.

SECTION 3.06 *Special Meetings.* Special meetings of the Board of Directors may be called at any time by the Chairman of the Board, the Co-Chairman of the Board, or the Chief Executive Officer, and shall be called by the Chairman of the Board, the Co-Chairman of the Board or the Secretary upon the request in writing of a majority of the directors stating the purpose or purposes of such meeting. Notices of special meetings shall be mailed to each director at his residence or usual place of business, or shall be sent to him at either of such places by telegraph or messenger or be communicated to him personally or by telephone, at least four days before the day on which the meeting is to be held. Notice of any meeting of the Board of Directors need not be given to any director if he shall be present at the meeting, unless his presence is solely for the purpose of asserting an objection that the calling or holding of such meeting is invalid by reason of some provision of law, the Certificate of Incorporation or these By-Laws. Any and all business transacted at any meeting of the Board of Directors, except business specified in the first sentence of Section 3.07 hereof, shall be fully effective without any notice of such meeting having been given, if all the members shall be present and participating therein.

SECTION 3.07 *Business that may be Transacted.* No action may be taken at any regular or special meeting of the Board of Directors to amend or repeal any provision of these By-Laws, or to change the number of directors which shall constitute the whole Board, unless notice of the proposed amendment, discontinuance, repeal or change is set forth in the notice of such meeting, whether or not notice of such meeting is otherwise required. Except as otherwise provided by law or by the Certificate of Incorporation, any and all other business may be transacted at any regular or special meeting of the Board of Directors, whether or not enumerated in the notice of the meeting when notice is required.

SECTION 3.08 *Organization.* The Board shall designate a Chairman of the Board and may designate a Co-Chairman of the Board. The board may designate other titles and responsibilities for members of the board in its discretion unless otherwise prohibited by law. The Chairman of the Board or, in his absence, the Co-Chairman of the Board shall preside at all meetings of the Board of Directors at which he is present. If the Chairman of the Board and the Co-Chairman of the Board shall be absent from any meeting of the Board of Directors, such meeting shall be presided over by such other member of the Board of Directors as specified by the members of the Board of Directors present. Except as otherwise provided by the Certificate of Incorporation, law or the governance guidelines as may be adopted from time to time by the Board of Directors, the roles of the Chairman of the Board or any other director and that of any officer position (including that of Chief Executive Officer) may be combined or separate.

SECTION 3.09 *Quorum and Adjournment.* At any meeting of the Board of Directors the presence of a majority of the whole Board, but not less than two directors, shall constitute a quorum for the transaction of business. Except as otherwise provided by law, by the Certificate of Incorporation or by these By-Laws, the vote of the majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors. If a quorum is not present at any meeting of the Board of Directors, the directors present may adjourn the meeting from time to time until a quorum is present. The Secretary shall give notice of each such adjournment to the absent directors.

SECTION 3.10 *Voting.* On any question on which the Board of Directors shall vote, the names of those voting and their votes shall be entered in the minutes of the meeting when any member of the Board so requests.

SECTION 3.11 *Compensation.* Unless otherwise restricted by the Certificate of Incorporation or law, the Board of Directors shall have the authority to fix compensation of directors, including annual retainers, meeting fees and equity compensation awards, in a manner consistent with the governance guidelines as the Board of Directors may adopt from time to time. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

SECTION 3.12 *Action Without a Meeting.* Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or such committee, as the case may be, consent thereto in writing and such writing or writings are filed with the minutes of proceedings of the Board or the committee.

SECTION 3.13 *Resignations.* Any director may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the Co-Chairman of the Board or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no such time is specified, upon the receipt thereof by the addressee. The acceptance of any such resignation shall not be necessary to make it effective.

SECTION 3.14 *Removal of Directors.* Any director may be removed at any time, either for or without cause, by action of the holders of record of a majority of the outstanding shares of voting capital stock of the Corporation. For proper cause, a director may also be removed at any time by the affirmative vote of at least two-thirds of the whole Board of Directors.

SECTION 3.15 *Filling of Vacancies.* Vacancies created by death, resignation, removal or disqualification and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors remaining in office, although less than a quorum, or by a sole remaining director, or by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote and present and voting at any meeting of the stockholders at which a quorum is present. Each director so chosen shall hold office until the next annual meeting of stockholders and until his successor is elected and qualified or until his earlier resignation or removal. If one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in this section in the filling of other vacancies.

ARTICLE 4

Committees

SECTION 4.01 *Appointment and Powers.* The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in such resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no committee shall have or may exercise any power which, by law or by any provision of the Certificate of Incorporation or these By-Laws, can be exercised only by the affirmative vote of a majority of the whole board. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

SECTION 4.02 *Procedural Rules*. The Board of Directors may, by resolution passed by a majority of the whole Board, specify rules for the conduct of any committee's proceedings. In the absence or in amplification of any such rules thus specified by the Board, each committee may adopt its own procedural rules.

SECTION 4.03 *Minutes*. Each committee shall keep regular minutes of its proceedings and report the same to the Board of Directors when required.

SECTION 4.04 *Removal*. Any director may be removed from any committee, either for or without cause, by the affirmative vote of a majority of the whole Board of Directors.

SECTION 4.05 *Vacancies*. Any vacancy among the appointed members of any committee may be filled by the affirmative vote of a majority of the whole Board of Directors.

ARTICLE 5

Officers

SECTION 5.01 *Designation*. The Board of Directors at any time and from time to time shall elect the corporate officers of the Corporation, which may include individuals with such titles, powers and duties as the Board of Directors shall designate in its discretion, unless otherwise prohibited by law. Except as otherwise provided by the Certificate of Incorporation, law or the governance guidelines as may be adopted from time to time by the Board of Directors, the roles of any member of the Board of Directors and any officer of the Corporation may be combined or separate. The designation of a director with a specific role on the Board with a title, such as Chairman of the Board, Co-Chairman of the Board, Vice-Chairman of the Board or Presiding Director of the Board, shall not make such director into an officer of the Corporation unless the Board of Directors also specifically designates such director's role and title as that of not only a director, but also an officer of the Corporation. The officer titles may include, without limitation, the following titles: Chairman, Co-Chairman, Vice-Chairman, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Vice President (any of whom may be designated a Group Vice President, Executive Vice President or Senior Vice President), Secretary, Treasurer, and Controller. The Board of Directors from time to time may also appoint one or more Vice Presidents (any of whom may be designated a Staff Vice

President), Assistant Vice Presidents, Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other employees and agents as are desired. Unless otherwise provided by a resolution of the Board of Directors, such appointed employees shall not themselves perform any corporate management functions and shall not, in such capacities, be deemed corporate officers. Any officer may hold two or more offices, the duties of which can be consistently performed by the same person, unless otherwise forbidden by the Certificate of Incorporation or law.

SECTION 5.02 *Terms of Office; Vacancies.* So far as is practicable, all elected officers shall be elected at the organization meeting of the Board of Directors in each year. All officers shall hold office at the pleasure of the Board of Directors. If a vacancy shall occur in any office, the Board of Directors may elect a successor to fill such vacancy for the remainder of the term.

SECTION 5.03 *Resignations.* Any officer may resign at any time upon written notice to the Board of Directors, the Chairman of the Board, the Co-Chairman of the Board or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein or, if no such time is specified, upon the receipt thereof by the addressee. The acceptance of any resignation shall not be necessary to make it effective.

SECTION 5.04 *Chief Executive Officer.* The Chief Executive Officer or such other officer or officers as specified by the Board of Directors, subject always to the control of the Board of Directors, shall see that all orders and resolutions of the Board of Directors and its committees are carried into effect and have such other duties as from time to time may be assigned to him by the Board of Directors.

SECTION 5.05 *Vice Presidents and Other Officers.* The Vice Presidents and other officers of the Corporation shall have such powers and perform such duties as may from time to time be assigned to them by the Board of Directors or by such other officers designated by the Board of Directors as having such power to assign.

SECTION 5.06 *The Secretary.* Unless otherwise provided by a resolution of the Board of Directors, the Secretary shall have the following powers and duties. He shall attend to the giving of notice of all meetings of stockholders and of the Board of Directors and committees thereof. He shall act as secretary at all meetings of stockholders and the Board of Directors and of all committees of the Board of Directors that shall designate him to so serve, and keep minutes of all proceedings at such meetings, as well as of the proceedings at all meetings of such other committees of the Board of Directors as shall designate him to so serve. He shall have charge of the corporate seal and shall have authority to attest any and all instruments or writings to which the same may be affixed. He shall keep and account for the stock ledger and all other books, documents, papers and records of the Corporation, except those for which some other officer or agent is properly accountable, and shall perform such other duties as generally pertain to the office of secretary of a corporation. The Assistant Secretaries in the order of their seniority shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of that office, and shall perform such other duties as the Board of Directors may prescribe.

SECTION 5.07 *The Treasurer*. Unless otherwise provided by a resolution of the Board of Directors, the Treasurer shall have the following powers and duties. He shall attend to the care and custody of all the moneys, funds and securities of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys, and other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chairman of the Board, the Chief Executive Officer, and the Board of Directors, at regular meetings of the Board of Directors, or whenever they may require it, an account of all his transactions as Treasurer and of the financial condition of the Corporation. He shall give the Corporation a bond if required by the Board of Directors, in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors, for the faithful performance of the duties of his office, and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation. The Assistant Treasurers in the order of their seniority shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of that office, and shall perform such other duties as the Board of Directors may prescribe.

SECTION 5.08 *Additional Powers and Duties*. In addition to the duties and powers expressly enumerated herein, the several officers of the Corporation shall perform such other duties and exercise such further powers as the Board of Directors may from time to time determine, or as may be assigned to them by any superior officer.

SECTION 5.09 *Compensation*. The compensation of all officers of the Corporation shall be fixed, from time to time, by or with the approval of the Board of Directors. The compensation of all other employees and agents of the Corporation shall be fixed by the Board of Directors or by such other person or persons as shall be designated by the Board of Directors.

ARTICLE 6

Indemnification

SECTION 6.01 *Actions other than those by or in the right of the Corporation*. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

SECTION 6.02 *Actions by or in the right of the Corporation.* The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. The foregoing sentence to the contrary notwithstanding, no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

SECTION 6.03 *Indemnification against Expenses.* To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 6.01 or 6.02 hereof, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

SECTION 6.04 *Authorization.* Any indemnification under Section 6.01 or Section 6.02 hereof (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 6.01 and 6.02, and that he has reasonably cooperated with the Corporation in the conduct of such action, suit or proceeding. Such determination shall be made (a) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (b) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (c) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

SECTION 6.05 *Payment of Expenses in Advance of Final Disposition.* Expenses (including attorneys' fees) incurred by a present or former director, officer, employee or agent in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding, if the following conditions are met: (a) receipt of an undertaking by or on behalf of such present or former director, officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article 6 and (b) (1) in the case of a person who is a director or officer at the time of such authorization, such advancement of expenses (including attorneys' fees) is authorized (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders; or (2) in the case of a person who is a former director or officer or a present or former employee or agent, such expenses (including attorneys' fees) are so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

SECTION 6.06 *Non-Exclusivity.* The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.07 *Application.* The provisions of this Article 6 shall not be construed to authorize indemnification in any case or for any liability or expense where such indemnification would not be lawful. They shall be applicable to claims, actions, suits and proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the date of such adoption. If a person meets the requirements of this Article 6 with respect to some matters in a claim, action, suit or proceeding but not with respect to others, he shall be entitled to indemnification as to the former.

ARTICLE 7

Stock Certificates

SECTION 7.01 *Issuance of Certificates.* Unless otherwise forbidden by law, every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, the Co-Chairman of the Board, the Treasurer, an Assistant Treasurer, the Secretary, an Assistant Secretary or such other officer specified by the Board of Directors, certifying the number of shares owned by him in the Corporation. If such certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or (2) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

SECTION 7.02 *Form of Certificates.* The certificates representing each class of the capital stock of the Corporation shall be in such form as shall be approved by the Board of Directors. They shall bear on their face appropriate legends conspicuously calling attention to the designations, preferences and rights, and the qualifications, limitations or restrictions thereof, of the class of stock in question, and to the restrictions on transfer and registration set forth in the Certificate of Incorporation. If a full statement of such designations, preferences, rights, qualifications, limitations and restrictions is not printed on the face or back of each certificate, the Corporation shall (and each certificate shall state that the Corporation will) furnish a copy of such full statement to any stockholder upon request and without charge. The acceptance of any stock certificate shall constitute assent to all applicable provisions of the Certificate of Incorporation and of these By-Laws whether or not the stockholder thus accepting the certificate shall have requested a copy of the full statement referred to in the preceding sentence.

SECTION 7.03 *Lost, Stolen or Destroyed Certificates.* The Board of Directors, or any officer or officers thereunto duly authorized by the Board of Directors, may authorize the issuance of a new certificate of stock in the place of any certificate theretofore issued by the Corporation, alleged to have been lost, stolen or destroyed, upon the making of an affidavit of such loss, theft or destruction by the owner thereof or his legal representative. The Board of Directors or the officer or officers thereunto duly authorized by the board may, in its, his or their discretion and as a condition precedent to the issuance of such new certificate, require such owner or legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE 8

Transfers of Stock

SECTION 8.01 *Registration of Transfers.* Except as otherwise provided (and subject to the limitations of ownership set forth) in the Certificate of Incorporation, shares of the capital stock of the Corporation shall be transferable on the books of the Corporation by the holder thereof in person or by his duly authorized attorney, upon surrender to the Corporation or its transfer agent of the duly endorsed certificate or certificates for such shares together with (a) stamps evidencing payment of any applicable stock transfer tax or a cash payment sufficient to reimburse the Corporation for payment of such tax, and (b) such guaranty or proof of the authenticity of the endorsement as the Corporation or its transfer agent may reasonably require.

SECTION 8.02 *Transfer Agents and Registrars.* The Board of Directors may, in its discretion, appoint banks or trust companies in such city or cities as the Board may deem advisable, from time to time, to act as transfer agents and registrars of any class or classes of the capital stock of the Corporation. Upon such appointments being made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

ARTICLE 9

Delegation of Authority

SECTION 9.01 *Officers' Duties.* In the event of the absence or disability of any officer of the Corporation for which a substitution is not prescribed in these By-Laws, or for any other reason it may deem sufficient, the Board of Directors may by the affirmative vote of a majority of the whole Board delegate all or any of the powers and duties of such officer for the time being to any other officer or to any director.

SECTION 9.02 *Negotiable Instruments.* All bills, notes, checks or other instruments for the payment of money shall be signed or countersigned by such officers or agents and in such manner as, from time to time, may be prescribed by resolution (whether general or special) of the Board of Directors, or as may be prescribed by any officer or officers thereunto duly authorized by the Board of Directors.

SECTION 9.03 *Voting Upon Stocks.* Unless otherwise ordered by the Board of Directors, the Chief Executive Officer or such other officer specified by the Board of Directors or the Chief Executive Officer shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers upon any other person or persons.

SECTION 9.04 *Attorneys.* The Board of Directors may, from time to time, appoint one or more attorneys-in-fact to act for and in representation of the Corporation, either generally or specially, judicially or extra-judicially, and may delegate to any such attorney or attorneys-in-fact all or any powers which, in the judgment of the board, may be necessary, advisable, convenient or suitable for exercise in any country or jurisdiction in the administration or management of the business of the Corporation, or the defense or enforcement of its rights, even though such powers be herein provided or directed to be exercised by a designated officer of the Corporation, or by the Board of Directors. The act of the Board of Directors in conferring any such powers upon, or delegating the same to, any attorney-in-fact shall be conclusive evidence in favor of any third person of the right of the Board of Directors so to confer or delegate such powers; and the exercise by any attorney-in-fact of any powers so conferred or delegated shall in all respects be binding upon the Corporation.

ARTICLE 10

Miscellaneous

SECTION 10.01 *Seal.* The Board of Directors shall provide a suitable seal, containing the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware," which seal shall be in the custody of the Secretary. If and when so directed by the Board of Directors a duplicate of the seal may be kept and be used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

SECTION 10.02 *Fiscal Year.* The fiscal year of the Corporation shall be the calendar year.

SECTION 10.03 *Inspection of Books.* The Board of Directors shall determine from time to time whether, when and under what conditions and regulations the accounts and books of the Corporation (except such as may by statute be specifically open to inspection) or any of them shall be open to the inspection of the stockholders, and the stockholders' rights in this respect are and shall be restricted and limited accordingly.

SECTION 10.04 *Registered Stockholders.* The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the law of Delaware.

SECTION 10.05 *Waiver of Notice.* Whenever notice is required to be given under any provision of the General Corporation Law of Delaware, the Certificate of Incorporation or these By-Laws, a written waiver thereof signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting of stockholders shall constitute a waiver of notice of such meeting, except as otherwise provided by law. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders or the Board of Directors, except business specified in the first sentence of Section 3.07 or in Section 10.06 of these By-Laws, need be specified in any written waiver of notice.

SECTION 10.06 *Amendment.* Any provision of these By-Laws may be altered or repealed at any regular or special meeting of the stockholders or the Board of Directors if notice of the proposed alteration or repeal is set forth in the notice of such meeting, whether or not notice of such meeting is otherwise required.